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                                                          Exhibit 12.2


                UAL Corporation and Subsidiary Companies

            Computation of Ratio of Earnings to Fixed Charges

                and Preferred Stock Dividend Requirements


                                       Year Ended December 31
                                1997    1996    1995    1994    1993
                                ----    ----    ----    ----    ----
Earnings:                                  (In Millions)
 Earnings (loss) before
  income taxes and
  extraordinary items         $1,524   $  970  $  621 $  171  $  (47)
 Undistributed earnings
  of affiliate                   (16)     (49)    (38)   (19)      -
 Fixed charges and preferred
  stock dividend requirements,
  from below                   1,116    1,209   1,326  1,184   1,159
 Interest capitalized           (104)     (77)    (42)   (41)    (51)
                               -----    -----   -----  -----   -----
 Earnings                     $2,520   $2,053  $1,867 $1,295  $1,061
                               =====    =====   =====  =====   =====

Fixed charges:

 Interest expense             $  286   $  295  $  399  $ 372  $  358
 Interest expense on
  affiliate's guaranteed debt      -        -       -      -       5
 Preferred stock dividend
  requirements                   125       97      87    132      50
 Portion of rental
  expense representative
  of the interest factor         705      817     840    680     746
                               -----    -----   -----  -----   -----
 Fixed charges                $1,116   $1,209  $1,326 $1,184  $1,159
                               =====    =====   =====  =====   =====

Ratio of earnings to
 fixed charges                  2.26     1.70    1.41   1.09     (a)
                               =====    =====   =====  =====   =====

_____________
(a) Earnings were inadequate to cover fixed charges by $98 million in 1993.

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